May 1, 2013

Mary Cole U.S. Securities & Exchange Commission Division of Investment Management 100 F Street, NE Washington, DC 20549-4720	Via Edgar

Re:	Fidus Investment Corporation –Shelf Registration Statement on Form N-2, File No. 333-182785 (the “Registration Statement”)

Dear Ms. Cole:

On behalf of Fidus Investment Corporation (the “Company”), and in response to oral comments received from the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) on April 30, 2013 and May 1, 2013 (the “Comments”) relating to the Company’s Post-Effective Amendment No. 3 to the Registration Statement (“Post-Effective Amendment No. 3”) under the Securities Act of 1933 (the “Securities Act”) filed via EDGAR as a POS 8C filing on April 9, 2013, we submit this letter containing the Company’s responses to the Staff’s Comments. For your convenience, we have set forth below the Staff’s comment followed by its response.

1.	Comment: Please add the following disclosure in the Company’s base prospectus that will be included for offerings conducted under the Registration Statement, “Stockholders who periodically receive the payment of a dividend or distribution consisting of a return of capital may be under the impression that they are receiving net profits when they are not. Stockholders should not assume that the source of the distribution from the Company is net profits.”

Response: In response to the Staff’s comment, the Company undertakes to include the disclosure requested by the Staff in the base prospectus that will be used in offerings conducted under the Registration Statement.

2.	Comment: Please inform the Staff whether the Company intends to report a distribution yield. If the Company intends to report a distribution yield at any point prior to finalizing its tax figures the Company should disclose the estimated portion of the distribution yield that results from a return of capital. In addition, reports containing distribution yields should be accompanied by the total return and/or SEC yield.

Response: The Company respectfully submits that it is neither a bond fund nor an exchange traded fund. The Company confirms to the Staff that is does not intend to report a distribution yield.

3.	Comment: Please add disclosure similar to the disclosure that appears on page 20 of the Company’s Post-Effective Amendment No. 3 regarding return of capital to page 6 of the summary section under the following disclosure on page 6 of the summary section under the paragraph “Dividends and distributions.”

Response: The Company will add the following disclosure in the summary section in the base prospectus that will be used in offerings conducted under the Registration Statement as indicated by the Staff:

When we make distributions, we will be required to determine the extent to which such distributions are paid out of current or accumulated earnings, recognized capital gains or capital. To the extent there is a return of capital, investors will be required to reduce their basis in our stock for U.S. federal income tax purposes. In the future, our distributions may include a return of capital.

4.	Comment: We note that the capital gains incentive fee includes accrual of unrealized gains. Please confirm whether any capital gains incentive fee paid to the Adviser includes any unrealized gains.

Response: In response to the Staff’s comment, the Company confirms that it accrues, but does not pay, a capital gains incentive fee in connection with any unrealized capital appreciation, which is disclosed throughout the Registration Statement. For example, see page 3 (“Summary—About Our Advisor”) page 9 (“Fees and Expenses” table footnote 7) page 64 (“The Company—About Our Advisor”) and page 88 (Management and Other Agreements—Investment Advisory Agreement”). Consistent with the disclosure in the Registration Statement the Company confirms that it has not paid any capital gains fees to the Advisor that consisted of unrealized capital gains.

Please do not hesitate to call me at (901) 543-5918 if you have any questions or further comments. Thank you in advance for your prompt attention to this matter.

Sincerely,

/s/ Helen Brown

Helen W. Brown